UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street

Dublin 2

D02 RY95

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

GH Research PLC (the “Company”) will participate in a fireside chat and hold one-on-one investor meetings during the Stifel 2023 Healthcare Conference, which is scheduled to take place in New York from November 14-15, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: November 13, 2023

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

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